Exhibit 99.(a)(1)(E)
EMAIL TO ALL ELIGIBLE EMPLOYEES

From:	[NAME], [TITLE]
To:	All Eligible Employees
Date:	[●], 2025
Subject:	REMINDER – Upcoming expiration of Underwater Option Cash-Out Program

Hi Everyone,

The voluntary, one-time “underwater” option cash-out program (referred to as the “Offer”) currently is still open. Please note that the Offer will expire at 11:59 p.m., Eastern Time, on May 30, 2025. The Offer deadline will be strictly enforced, so we encourage you to give yourself adequate time to make your election if you wish to participate (or to change your election, if you previously submitted one).

Participation in the Offer is completely voluntary; however, if you would like to participate in the Offer, you must submit your election electronically via the Offer Website at https://www.computersharecas.com/nexxen no later than 11:59 p.m., Eastern Time, on May 30, 2025 (unless we extend the Offer).

Your login credentials for the Offer Website were provided to you in two separate emails from Computershare, which contain an 11-digit Account Code and a 9-digit Control Code.

Only elections that are properly completed, electronically signed, dated and actually received by Nexxen via the Offer Website at https://www.computersharecas.com/nexxen on or before the Offer Termination Date will be accepted. Elections submitted by any other means, including hand delivery, email, U.S. mail (or other post) and Federal Express (or similar delivery service), are not permitted. If you have any questions, please direct them to the team by email at tenderoffer@nexxen.com.

This notice does not constitute the Offer. The full terms of the Offer are described in (1) the Offer to Cancel Eligible Options for Cash; and (2) the Election Terms and Conditions. You may also access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov, on the Offer Website at https://www.computersharecas.com/nexxen, or by contacting Nexxen’s Stock Administration team by email at tenderoffer@nexxen.com.